SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              Amendment No. 6
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         Rental Service Corporation
                         (Name of Subject Company)

                         UR Acquisition Corporation
                            United Rentals, Inc.
                                 (Bidders)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            United Rentals, Inc.
                         Four Greenwich Office Park
                            Greenwich, CT 06830
                          Attn.: Bradley S. Jacobs
                         Chairman of the Board and
                          Chief Executive Officer
                          Telephone:(203) 622-3131
                          Facsimile:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000



      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights if and when issued (collectively, the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash
(such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").


Item 10.  Additional Information.

      The information set forth in Item 10(c) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      At 11:59 p.m., New York City time, on April 20, 1999, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On April 20, 1999, the Company filed a motion for a preliminary injunction in the United States District Court for the District of Connecticut (the "Court") to prevent Parent and Purchaser from proceeding with the Offer (the "Preliminary Injunction"). In the Preliminary Injunction, the Company claims that Parent stated that the Offer was "fully financed" and provides "certainty" while allegedly failing to state that the Offer is subject to what the Company claims is a financing condition and, as a result, Parent violated Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by allegedly misstating, concealing and failing to adequately disclose certain material terms of the Offer relating to the financing thereof. In the Preliminary Injunction, the Company requested that the Court enjoin Parent's Offer and compel Parent to make correct disclosures.

      On April 20, 1999, Parent and Purchaser filed a motion to dismiss the Counterclaim of the Company and a memorandum of law in support of the motion to dismiss the Counterclaim (collectively, the "Motion to Dismiss") with respect to the litigation initiated by Parent and Purchaser in the Court on April 7, 1999 (the "Connecticut Litigation"). Parent, in the Motion to Dismiss, argues that the Court should dismiss the Company's allegations that Parent violated Sections 14(d) and 14(e) of the Exchange Act by allegedly misstating, concealing and failing to adequately disclose certain material terms of the Offer relating to the financing thereof.

      Parent has received a commitment letter (the "Commitment Letter") from Goldman Sachs Credit Partners L.P., a copy of which has been filed as Exhibit (b)(i) to this Schedule 14D-1, and, as such, Parent considers the Offer to be "fully financed". As disclosed in the Offer to Purchase, the Offer is subject to Parent receiving the funds contemplated by the Commitment Letter; however, the Offer is not subject to Parent seeking any other commitment for, or sources of, any financing necessary to consummate the Offer and the Proposed Merger. While the Company alleges that Parent failed to prominently state that the Offer is subject to a financing condition, the "Introduction" to the Offer to Purchase states that the Offer is conditioned on "receipt of the financing pursuant to the Commitment Letter" and the customary conditions to the Commitment Letter are summarized in "Section 10--Source and Amount of Funds" of the Offer to Purchase. As a result of the foregoing, Parent believes (i) Parent's Motion to Dismiss should be granted and (ii) the Company's motion for the Preliminary Injunction is without merit and Parent intends to vigorously defend itself against this action.

      The foregoing is qualified in its entirety by reference to the complete text of the Company's Preliminary Injunction, a copy of which is filed as Exhibit (g)(4) hereto, and Parent and Purchaser's Motion to Dismiss, a copy of which is filed as Exhibit (g)(5) hereto, each of which is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On April 21, 1999, Parent disseminated a letter to certain institutional and other stockholders of the Company, a copy of which letter is filed as Exhibit (a)(13) hereto and is incorporated by reference herein.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.


Item 11.  Materials to be Filed as Exhibits.

      (a)(13) Letter from Parent to certain institutional and other stockholders of the Company, dated April 21, 1999.
      (g)(4) Counterclaimant's Motion for Preliminary Injunction, dated April 20, 1999, filed by the Company in the United States District Court for the District of Connecticut.
      (g)(5) Plaintiff's Motion to Dismiss Counterclaim of Rental Service Corporation and Memorandum of Law in Support of Motion to Dismiss Counterclaim of the Company, dated April 20, 1999, filed by Parent and Purchaser in the United States District Court for the District of Connecticut.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      UR ACQUISITION CORPORATION

                                      By:  /S/ JOHN N. MILNE
                                           ------------------------
                                           Name:  John N. Milne
                                           Title: President


                                      UNITED RENTALS, INC.


                                      By:  /S/ BRADLEY S. JACOBS
                                           ----------------------------
                                           Name:  Bradley S. Jacobs
                                           Title: Chairman and Chief Executive
                                                  Officer


Date: April 21, 1999




                             INDEX TO EXHIBITS

Exhibit
Number                                 Exhibit
--------                               -------

(a)(13) Letter from Parent to certain institutional and other stockholders of the Company, dated April 21, 1999.
(g)(4) Counterclaimant's Motion for Preliminary Injunction, dated April 20, 1999, filed by the Company in the United States District Court for the District of Connecticut.
(g)(5) Plaintiff's Motion to Dismiss Counterclaim of Rental Service Corporation and Memorandum of Law in Support of Motion to Dismiss Counterclaim of the Company, dated April 20, 1999, filed by Parent and Purchaser in the United States District Court for the District of Connecticut.